SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No. 3)

Filed by the Registrant

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Filed by a Party other than the Registrant

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Check the appropriate box:

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Preliminary Proxy Statement

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Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

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Definitive Proxy Statement

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Definitive Additional Materials

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Soliciting Material Pursuant to §240.14a-12

POINTE FINANCIAL CORPORATION

(Name of Registrant as Specified in Its Charter)

Clarita Kassin

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

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No fee required

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Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

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Title of each class of securities to which transaction applies:

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Aggregate number of securities to which transaction applies:

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Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11. (Set forth the amount on which the filing fee is calculated and state how it was determined):

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Total fee paid:

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Fee paid previously with preliminary materials.

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Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Form, Schedule or Registration Statement No.:

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Date Filed:

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ANNUAL MEETING OF SHAREHOLDERS OF

Pointe Financial Corp.

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PROXY STATEMENT OF

Clarita Kassin

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This proxy statement and the accompanying proxy card are being furnished to you in connection with the solicitation of proxies by me, Mrs. Clarita Kassin, to be used at the 2004 Annual Meeting of Shareholders of Pointe Financial Corp., a Florida corporation (“Pointe Financial”), and any adjournments or postponements thereof (the “Annual Meeting”). Pursuant to this proxy statement, I am soliciting proxies from holders of shares of Pointe Financial’s common stock to vote

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FOR an amendment to Section 3.2 of the bylaws of Pointe Financial in order to declassify the board of directors and empower the shareholders to determine the size of the board of directors;

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FOR the re-election of Clarita Kassin and James L. Horan to the Board of Directors, each for a one year term;

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AGAINST the proposed amendment to Pointe Financial’s 1998 Incentive Compensation and Stock Award Plan; and

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FOR the ratification of the appointment of Hacker, Johnson & Smith PA as independent auditors of Pointe Financial for the fiscal year ending December 31, 2004.

IF YOU HAVE ALREADY RETURNED A PROXY CARD SENT TO YOU BY THE COMPANY, PLEASE RETURN THE ENCLOSED PROXY CARD. THE COMPANY’S PROXY CARD WILL BE AUTOMATICALLY REVOKED IF YOU COMPLETE AND RETURN THE ENCLOSED PROXY CARD. IT IS VERY IMPORTANT THAT YOU DATE YOUR PROXY.

This proxy statement and the accompanying proxy card are first being delivered to shareholders on or about April 27, 2004. According to Pointe Financial’s definitive proxy statement, Pointe Financial has set April 29, 2004 as the date for Annual Meeting and March 1, 2004 (the “Record Date”) as the date for determining which shareholders will be entitled to vote at the Annual Meeting.

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A PROXY MAY BE GIVEN BY ANY PERSON WHO HELD SHARES OF POINTE FINANCIAL COMMON STOCK ON THE RECORD DATE. THE POINTE FINANCIAL COMMON STOCK WILL BE ENTITLED TO VOTE WITH RESPECT TO ALL MATTERS TO BE ACTED UPON AT THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE URGED TO SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN VIA FEDEX OR OTHER OVERNIGHT COURIER TO FLORIDA ATLANTIC SECURITES CORP., TWO DATRAN CENTER, 9130 SOUTH DADELAND BOULDEVARD, SUITE 1204, MIAMI, FLORIDA 33156

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY POINTE FINANCIAL MANAGEMENT TO THE POINTE FINANCIAL BOARD, YOU MAY REVOKE THAT PROXY AND VOTE AS SUGGESTED IN THIS PROXY STATEMENT ON THE SHAREHOLDER PROPOSALS DESCRIBED HEREIN BY SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD.

THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO CLARITA KASSIN, C/O FLORIDA ATLANTIC SECURITIES CORP., WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF POINTE FINANCIAL, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. THIS PROXY WILL TERMINATE UPON CONCLUSION OF THE ANNUAL MEETING.

IF YOU HAVE NOT ALREADY DONE SO, PLEASE DO NOT RETURN ANY PROXY SENT TO YOU BY THE COMPANY.

THIS PROXY STATEMENT IS PROVIDED BY CLARITA KASSIN.

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At the Annual Meeting, Pointe Financial’s shareholders will be asked to consider and vote upon the election of two Class I directors, each of whom will hold office for a three-year term or until their respective successors are elected and qualified.

I AM SOLICITING YOUR PROXY IN SUPPORT OF AN AMENDMENT TO THE BYLAWS OF THE COMPANY TO

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DECLASSIFY THE BOARD OF DIRECTORS AND TO ELECT EACH DIRECTOR TO A ONE-YEAR TERM BEGINNING WITH THE 2005 ANNUAL MEETING AND

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SET THE NUMBER OF DIRECTORS AT SIX AND

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EMPOWER THE SHAREHOLDERS TO DETERMINE THE SIZE OF THE BOARD OF DIRECTORS IN THE FUTURE. THIS PROXY SOLICITATION IS NOT IN OPPOSITION TO THE ELECTION OF CLARITA KASSIN AND JAMES HORAN TO THE BOARD OF DIRECTORS.

I AM ALSO SOLICITING YOUR PROXY TO ELECT CLARITA KASSIN AND JAMES L. HORAN TO THE BOARD OF DIRECTORS, EACH FOR A ONE-YEAR TERM. IF YOU RETURN THE PROXY CARD ATTACHED TO THIS PROXY STATEMENT, YOU WILL ONLY HAVE THE RIGHT TO VOTE FOR THE ELCETION OF DIRECTORS FOR ONE-YEAR TERMS AS OPPOSED TO THREE YEAR TERMS AS PROVIDE IN THE PROXY STATEMENT OF POINTE FINANCIAL.

I AM ALSO SOLICITING YOUR PROXY TO VOTE AGAINST AN AMENDMENT TO THE 1998 INCENTIVE COMPENSATION AND STOCK AWARD PLAN, TO PREVENT AN INCREASE IN THE NUMBER OF OPTIONS ISSUABLE TO EXECUTIVES OF THE COMPANY UNDER SUCH PLAN.

I AM ALSO SOLICITING YOUR PROXY TO RATIFY THE APPOINTMENT OF HACKER, JOHNSON & SMITH PA AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2004.

Proxy Solicitation. My solicitation of proxies is NOT intended to be in opposition to the nomination or election of Clarita Kassin and James Horan to the board of directors. While the proposed amendment to the bylaws may make it easier for a potential acquirer to take control of Pointe Financial in the future, I am NOT soliciting proxies in an effort to gain control of Pointe Financial. I believe that my proposals to amend the bylaws of Pointe Financial will enable Pointe Financial to take steps to INCREASE SHAREHOLDER VALUE AND TO MONITOR THE BALANCE OF INFLUENCE AND INTERESTS ON THE BOARD OF DIRECTORS. I also believe that an increase in the number of options issuable to executives of Pointe Financial is unnecessary and harmful to the future value of the shares of Pointe Financial.

Share Ownership. I beneficially own 246,275 shares of Pointe Financial, representing approximately 10.84% of the outstanding Shares. I am a shareholder, just like you, and believe that this solicitation is necessary to protect and increase the value of all of our investments in Pointe Financial. I am also a member of the board of directors of Pointe Financial, and I am seeking re-election to the board of directors of Pointe Financial at the Annual Meeting. As a member of the board of directors, I did not present any of the issues for which I am now soliciting proxies to the board of directors when the annual meeting agenda was presented to the incumbent board at its January meeting, or at any time thereafter.

Company Proposals Other than Election of Directors. My proxy card provides you an opportunity to vote on Pointe Financial’s proposals other than the election of directors. For more information about these proposals, please refer to the proxy statement and form of proxy distributed by the board of directors of Pointe Financial.

Voting Procedures. All of the shares represented by our proxy cards that are received prior to the Annual Meeting and are not subsequently revoked will be voted in accordance with the directions specified therein. In the event that no directions are specified, my proxy cards that are not revoked will be voted FOR my proposal to amend the Bylaws of Pointe Financial to declassify the board of directors and to empower the shareholders to determine the size of the board of directors, FOR the election of Clarita Kassin and James L. Horan to the board of directors, AGAINST the amendments to Pointe Financial’s 1998 Incentives Compensation and Stock Award Plan, and FOR the ratification of the appointment of Hacker, Johnson & Smith as independent auditors of Pointe Financial for the fiscal year ending December 31, 2004.

Vote Required for Approval. Holders of the Common Stock are entitled to vote on the proposals being submitted to the shareholders at the Annual Meeting. Holders of shares of the Common Stock, present in person or by proxy, representing a majority of the votes entitled to be cast constitute a quorum at the Annual Meeting for action on all proposals.

Abstentions are included in the calculation of the number of votes represented at the Annual Meeting for purposes of determining whether a quorum has been achieved. In the event there are not sufficient votes for a quorum, the Annual Meeting may be adjourned from time to time until a quorum is obtained.

Under applicable Florida law, the directors nominated for election to the Board, as described under the caption “Election of Directors,” must each be elected by the affirmative vote of a plurality of the votes cast by the shares entitled to vote at the Annual Meeting. Votes withheld for one or more nominees for director will not be deemed affirmative votes for this purpose. Under Florida law and the bylaws of Pointe Financial, the proposed amendment to the bylaws may be approved by the affirmative vote of a plurality of the votes cast by the shares entitled to vote at the Annual Meeting.

Proxy Revocations. Any shareholder who has executed and returned a proxy, whether solicited by Pointe Financial or by me, may revoke it at any time before the proxy is voted. A proxy may be revoked by sending a written revocation of such proxy to me or the Secretary of Pointe Financial, by submitting another proxy with a later date marked on it or by appearing in person at the Annual Meeting and voting. If, however, you hold your Shares through a bank or broker and wish to vote at the Meeting, you will need to obtain a legal proxy from that firm in order to be able to vote in person. Attendance at the meeting will not, by itself, revoke a proxy.

REMEMBER, ONLY THE LATEST PROXY CARDS WILL BE COUNTED AND THEREFORE I URGE YOU TO SIGN AND RETURN THE PROXY CARD ACCOMPANYING THIS PROXY STATEMENT. There is no limit on the number of times that a shareholder may revoke a proxy prior to the Annual Meeting. If you send written revocation of your proxy to the Secretary of Pointe Financial, I am requesting that you send either the original or a copy of that revocation to my proxy solicitor at the address on the back page of this proxy statement. This will allow me to more accurately determine if and when the requisite proxies have been received.

PLEASE NOTE, that in order to vote for proposals, you will need to complete and return the proxy card accompanying this Proxy Statement, regardless of whether or not you send a revocation.

PROPOSAL NO. 1

DECLASSIFICATION OF THE BOARD OF DIRECTORS.

Proposal 1:  To Approve Amendments to our Bylaws to Declassify the Board of Directors and Empower the Shareholders to Determine the Size of the Board of Directors

I propose to amend Section 3.2 of our Bylaws to eliminate the current classified board of directors, so that all directors will stand for election annually. The directors elected at the 2004 Annual Meeting will serve for a one-year term. At the 2005 Annual Meeting, all directors will be elected for one-year terms. The proposed amendment replaces Section 3.2 of our bylaws in its entirety. As amended, Section 3.2 of our Restated Bylaws should read:

“Section 3.2.

Member, Term and Election. The board of directors shall consist of six directors. At any annual meeting or at any special meeting called for that purpose, a majority of the shareholders entitled to vote at such meeting may increase or decrease the number of directors, provided that the number thereof shall never be less than the minimum number required by the Florida Business Corporation Act and further provided that the tenure of office of a director shall not be affected by any decrease in the number of directors. The terms of all directors expire at the Annual Meeting of Shareholders in 2005; thereafter, the terms of all directors shall expire at the next annual shareholders’ meeting following their election, provided that in any event a director continues to serve until such director’s successor is elected and qualified or until earlier death, resignation or removal. This Section may not be amended or repealed by the board of directors of the Company.”

Classified or staggered boards have been widely adopted and have a long history in corporate law. Proponents of classified boards assert they promote the independence of directors because directors elected for multi-year terms are less subject to outside influence. Proponents also believe classification provides continuity and stability in the management of the business and affairs of a company because a majority of directors always have prior experience as directors of the company. Proponents claim that classified boards may enhance shareholder value by forcing an entity seeking control of a target company to initiate arms-length discussions with the board of a target company because the entity is unable to replace the entire board in a single election. By electing all directors annually, a majority or all of the directors could be replaced in a single election and therefore make Pointe Financial subject to takeover by a Person or entity seeking control of Pointe Financial.

On the other hand, some investors view classified boards as having the effect of reducing the accountability of directors to shareholders because classified boards limit the ability of shareholders to evaluate and elect all directors on an annual basis. The election of directors is a primary means for shareholders to influence corporate governance policies and to hold management accountable for implementing those policies. In addition, opponents of classified boards assert that a staggered structure for the election of directors may discourage proxy contests in which shareholders have an opportunity to vote for a competing slate of nominees and therefore may erode shareholder value. My proposal to amend the bylaws in this manner is not related to an attempt to gain control of the board of directors, but rather a proposal to ensure that our corporate governance policies maximize management accountability to shareholders. The amended provision of the bylaws would, if adopted, allow shareholders the opportunity each year to register their views on the performance of the full board of directors.

The amended provision further enhances the power of the shareholders of Pointe Financial to influence the composition and control of the board of directors.  The prior provision in the bylaws would allow the board of directors increase the size of the board of directors by creating new vacancies on the board of directors and filling those vacancies with their own nominees, who then would only be subject to approval or rejection at the next annual meeting of the shareholders of Pointe Financial. The current board has six directors, and this proposed amendment would fix the number of directors at six, until Section 3.2 of the Bylaws is changed by the shareholders in accordance with the Bylaws.

Pursuant to Article XII of the Bylaws, the shareholders of Pointe Financial, by a majority vote at any annual or special meeting, may adopt amendments to its Bylaws. Article XII of the Bylaws also provides that the board of directors may not amend or repeal any bylaw adopted by the shareholders if the shareholders specifically provide that such bylaw is not subject to amendment or repeal by the directors. My proposed amendment prevents the board of directors from subsequently amending Section 3.2 to re-allow the classification of the board of directors or to increase the size of the board of directors. If approved by the shareholders, the proposed amendment will become effective immediately.

Beginning with the 2005 Annual Meeting, all directors would be elected for one-year terms at each annual meeting. If the proposed amendment were approved by our shareholders, the terms for all of our directors would end at our 2005 Annual Meeting. Messrs. Tim McGinn and R. Carl Palmer, Jr., who were each elected to three-year terms at the 2003 Annual Meeting, would be required to stand for re-election for a one-year term at the 2005 Annual Meeting if this proposal is approved. Messrs. Morris Massry and D. Richard Mead, Jr., who were each elected to three-year terms at the 2002 Annual Meeting, would stand for election for a one-year term at the 2005 Annual Meeting.

Our Bylaws currently provide for not less than five or more than 12 directors. This proposal would not change the present number of directors, which is six. Any increase or decrease in the size of the board of directors would require shareholder approval.

I URGE YOU TO VOTE “FOR” THE AMENDMENT TO POINTE FINANCIAL’S BYLAWS TO DECLASSIFY ITS BOARD OF DIRECTORS AND EMPOWER THE SHAREHOLDERS TO DETERMINE THE SIZE OF THE BOARD OF DIRECTORS.

Proposal 2:  To elect Clarita Kassin and James L. Horan to the Board of Directors, each for a one-year term.

The terms of Class I directors Clarita Kassin and James L. Horan expire at the forthcoming 2004 Annual Meeting. The Board’s Nominating Committee has selected Clarita Kassin and James L. Horan as nominees for re-election as Class I directors for the three-year term expiring at the annual meeting of shareholders in 2007. Each of the nominees has consented to serve if elected in the proxy statement provided by Pointe Financial. In connection with the proposal to amend the bylaws of Pointe Financial as set forth in Proposal One and conditioned upon the approval of Proposal One at the Annual Meeting, unless directed otherwise, the persons named as proxies intend to vote for the election of (i) Mrs. Kassin and Mr. Horan as directors, each to hold office until the annual meeting of shareholders in 2005, and until each of their respective successors is qualified and elected, or until their earlier death, removal or resignation. If you return the proxy card attached to this Proxy Statement, you will only have the right to vote for the election of directors for one-year terms as opposed to three year terms as provided in the proxy statement of Pointe Financial. If Mrs. Kassin and Mr. Horan should be unavailable for election at the time of the meeting, the persons named as proxies may vote for another person in their discretion. James L. Horan has been selected by the management of Pointe Financial as a nominee for re-election as a Class I director, and he may not consent to serve with Clarita Kassin to a one-year term, if Proposal No.   and Proposal No. 2 are approved. It is not anticipated that any of the nominees will be unavailable. All of the directors of Pointe Financial are also directors of Pointe Bank.

Clarita Kassin. Mrs. Kassin was elected a director of Pointe Financial at a regular meeting of Pointe Financial’s Board held on November 13, 2000, following the death of her husband Roberto Kassin, and was subsequently elected a Class I director at the April 2001 annual meeting of shareholders. Mrs. Kassin is a director and president of Foreign Financial Investment, Inc. She is also president and general partner in the Kassin Family Partnership, Ltd. From 1986 to 2000, she was one-third owner and corporate secretary of D’Oro Designs, fine jewelers, of Bay Harbor Islands. Mrs. Kassin has been a resident of Miami-Dade County since 1978.

James L. Horan. Mr. Horan was elected director at the 2003 Annual Meeting. Mr. Horan retired from KPMG LLP’s Miami office, where he was the managing partner of the South Florida Business Unit from 1994-2002, the partner in charge of the tax practice 1998-2002, the partner in charge of international tax practice 1992-1996, and an international tax partner 1979-1996. He joined KPMG’s Miami office in 1977 and was elected to the partnership in 1979. Prior to joining KPMG, he was director of taxation at

WFC Corporation from 1975-1977, a member of the tax department of Arthur Andersen & Co. 1970-1975, and served in the Peace Corps in Venezuela 1967-1969. He earned his B.S. degree in accounting at Fordham University in 1967 and is a State of Florida Certified Public Accountant. Mr. Horan resides in Miami-Dade County.

I URGE YOU TO VOTE “FOR” CLARITA KASSIN AND JAMES L. HORAN FOR ELECTION TO THE BOARD OF DIRECTORS OF POINTE FINANCIAL. THE APPROVAL OF PROPOSAL NO. 2 IS EXPRESSLY CONDITIONED UPON APPROVAL OF PROPOSAL NO. 1 SET FORTH ABOVE.

Proposal 3:  To Reject an Amendment to the 1998 Incentive Compensation and Stock Award Plan

Purpose and Effect of Amendment

The proxy sent to you by Pointe Financial has requested that you vote “FOR” an amendment to the Plan that would authorize Pointe Financial to issue an additional 200,000 shares that may be granted and issued in connection with options, stock awards, stock bonuses, restricted stock and restricted stock units. Also, in order to qualify future grants of options and other stock-based awards, if any, which are stock appreciation rights, for an exemption from the deduction limitations of Section 162(m) of the Internal Revenue Code, the amendment would provide that the maximum number of shares which may be the subject of options and such other stock-based awards granted to any individual during any calendar year will be 25,000 shares (subject to anti-dilution adjustments as provided under the Plan) and that the Committee which administers the Plan will consist solely of “outside directors” as defined under Section 162(m).

Based on the information provided in the proxy of Pointe Financial, as of March 9, 2004, the number of shares of Common Stock for which Options, Stock Bonuses, Stock Awards, Restricted Stock and Restricted Stock Units remain to be granted is 17,864. To date, 300,919 shares are the subject of outstanding awards granted under this Plan and 39,429 shares are issuable upon exercise of outstanding options under the 1998 Directors Deferred Compensation Plan. The shares underlying outstanding options, warrants and rights granted under both plans, when added to 15,323 shares of restricted stock previously granted, represent 15.7% of the currently issued and outstanding shares of Pointe Financial.  The 300,919 of securities to be issued upon exercise of outstanding options, warrants and rights associated with the “1998 Incentive Compensation and Stock Award Plan” is net of 65,894 options previously exercised and 15,323 of stock grants previously issued. If any award shares are forfeited, cancelled or otherwise terminated without distribution, such shares will again be available for awards under the Plan.  Distributable shares may be authorized and unissued shares or treasury shares.

The proposed amendment substantially increases the number of options available for grant under the Plan. If the proposed amendment were approved, upon grant of an additional 200,000 options pursuant to the amended Plan, upon full vesting of the 15,323 shares subject to stock grants, and upon exercise of the 39,429 awards under the 1998 Directors Deferred Compensation Plan, such shares would represent 24.6% of the currently issued and outstanding shares of Pointe Financial. I believe the number of shares issuable upon exercise of currently outstanding options, warrants and rights has a significant dilutive effect upon current shareholders, and does not conform to current industry practice. I also believe that further increases to the number of options issuable under the Plan could have further significant effect upon share value.

Furthermore, the granting of additional options to well-compensated executives only serves to increase the compensation to a select few who have been generously compensated by Pointe Financial in recent years. Senior management of Pointe Financial have already been granted tens of thousands of stock options which currently serve to ensure long-term alignment with the future success of Pointe Financial and the increase in share value. I believe Pointe Financial’s proposal would allow compensation to Pointe Financials senior executives to exceed the compensation paid to executives by comparable companies.

I URGE YOU TO VOTE “AGAINST” THE PROPOSAL TO AMEND THE 1998 INCENTIVE COMPENSATION AND STOCK AWARD PLAN.

Proposal 4:  To ratify the appointment of Hacker, Johnson & Smith PA as Pointe Financial’s Independent Auditors.

The Board of Directors has appointed Hacker, Johnson & Smith PA as its independent certified public accountants for the fiscal year ending December 31, 2004, subject to ratification by Pointe Financial’s shareholders. Hacker, Johnson & Smith PA audited Pointe Financial’s financial statements for the 2003 fiscal year. A representative of the accounting firm is expected to be present at the Annual Meeting and will be given the opportunity to make a statement if he desires to do so and will be available to respond to appropriate questions from the shareholders. The proxy statement provided by management of Pointe Financial includes information on professional and other fees paid to Hacker, Johnson & Smith PA for their professional services.

I URGE YOU TO VOTE “FOR” THE PROPOSAL TO RATIFY THE APPOINTMENT OF HACKER, JOHNSON & SMITH PA AS THE COMPANY’S INDEPENDENT AUDITORS.

PROXY SOLICITATION AND EXPENSES

I have retained Florida Atlantic Securities Corp. as a proxy solicitor to solicit proxies in connection with the Annual Meeting. Costs related to the solicitation of proxies include expenditures for printing, postage, legal services and other related terms. I am bearing the entire expense of this proxy solicitation. Total expenditures are expected to be approximately $25,000. Total payments of costs to date are approximately $1,500. I have also retained Florida Atlantic Securities Corp. as a consultant and investment advisor to provide services unrelated to the solicitation of proxies in connection with the Annual Meeting.

You may also receive a proxy or voting instruction card that is being solicited by Pointe Financial’s board of directors. I urge you to discard any proxy card or voting instruction card sent to you by Pointe Financial. If you have previously signed a proxy card or voting instruction card sent by Pointe Financial, we urge you to sign, date and promptly mail the enclosed BLUE proxy card or voting instruction card for the Annual Meeting. By doing so, you will revoke any earlier dated proxy card or voting instruction card solicited by Pointe Financial’s board of directors. It is very important that you date your proxy. It is not necessary to contact Pointe Financial for your revocation to be effective.

VOTING PROCEDURES

To vote “FOR” the amendment to the Bylaws to declassify the board of directors and to eliminate the ability of the board of directors to increase the size of the Board by resolution, “FOR” the election of Clarita Kassin and James L. Horan to the board of directors, “AGAINST” the amendment to the 1998 Incentive Compensation and Stock Award Plan, and “FOR” the ratification of the appointment of Hacker, Johnson & Smith as independent auditors of Pointe Financial for the fiscal year ending December 31, 2004, please sign and date the enclosed BLUE proxy card and return it to my proxy solicitor in the enclosed postage-prepaid envelope. Submitting a proxy will not affect your right to attend the Annual Meeting and vote in person.

MAY I VOTE IN PERSON IF I AM A RECORD HOLDER?

If you held shares of common stock of Pointe Financial of record on the Record Date you may attend the Annual Meeting and vote in person.

HOW DO I VOTE BY PROXY IF I AM A RECORD HOLDER?

To vote by proxy, you should complete, sign and date the attached proxy card and return it as soon as possible to Florida Atlantic Securities Corp. so that such proxy may be obtained prior to the Annual Meeting on April 29, 2004. To be able to vote your shares in accordance with your instructions at the Annual Meeting, we must receive your proxy as soon as possible but in any event prior to the meeting. You may vote your shares without submitting a proxy to us if you vote in person.

NOW MAY I VOTE IF I HOLD MY SHARES IN STREET NAME?

If you hold shares through a broker, follow the voting instructions you receive from your broker. If you want to vote in person, you must obtain a legal proxy from your broker and bring it to the meeting. If you do not submit voting instructions to your broker, your broker may still be permitted to vote your shares. New York Stock Exchange (NYSE) member brokers may vote your shares under the following circumstances:

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Discretionary Items. The election of directors and ratification of appoint of independent auditors are “discretionary” items. Member brokers that do not receive instructions from beneficial owners may vote on these proposals in their discretion.

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Non-discretionary Items. The shareholder proposals may not be voted absent specific voting instructions from the beneficial owners.

If you do not submit voting instructions and your broker does not have discretion to vote your shares on a matter, your shares will not be counted in determining the outcome of the vote on that matter at the Annual Meeting.

YOU MAY NOT HAVE TIME TO DELIVER VOTING INSTRUCTIONS TO YOUR BROKER OR OBTAIN A LEGAL PROXY AND BRING IT TO THE MEETING AND VOTE IN PERSON.

You may also receive a proxy or voting instruction card that is being solicited by Pointe Financial’s board of directors. I urge you to discard any proxy card or voting instruction card sent to you by Pointe Financial. If you have previously signed a proxy card or voting instruction card sent by Pointe Financial, we urge you to sign, date and promptly mail the enclosed proxy card or voting instruction card for the Annual Meeting. By doing so, you will revoke any earlier dated proxy card or voting instruction card solicited by Pointe Financial’s board of directors. It is very important that you date your proxy. It is not necessary to contact Pointe Financial for your revocation to be effective.

If you need assistance, please contact my proxy solicitor by telephone at 305-670-9250. Please forward an executed proxy to my proxy solicitor at Florida Atlantic Securities Corp., Two Datran Center, 9130 South Dadeland Boulevard, Suite 1704, Miami, Florida 33156, Attention:  Mr. Alan Pareira.

Sincerely,

/s/ CLARITA KASSIN

Clarita Kassin

SCHEDULE I

PARTICIPANT INFORMATION

Mrs. Kassin was elected a director of Pointe Financial at a regular meeting of Pointe Financial’s Board held on November 13, 2000, following the death of her husband Roberto Kassin, and was subsequently elected a Class I director at the April 2001 annual meeting of shareholders. Mrs. Kassin is a director and president of Foreign Financial Investment, Inc. She is also president and general partner in the Kassin Family Partnership, Ltd. From 1986 to 2000, she was one-third owner and corporate secretary of D’Oro Designs, fine jewelers, of Bay Harbor Islands. Mrs. Kassin has been a resident of Miami-Dade County since 1978. Mrs. Kassin beneficially owns 246,275 shares of common stock of Pointe Financial, representing 10.9% of the outstanding shares of common stock of Pointe Financial.

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SCHEDULE II

TRANSACTIONS IN THE SECURITIES OF POINTE FINANCIAL CORPORATION BY CLARITA KASSIN DURING THE PAST TWO YEARS

The following table sets forth information with respect to all purchases and sales by Mrs. Kassin during the past two years.  Except as set forth below, Mrs. Kassin has not purchased or sold securities of Pointe Financial within the past two years.

Class of Security	Quantity Purchased	Price per Share	Date of Purchase

Common Stock	4,338(1)	$10.0267	01-13-03
Common Stock	1,539(1)	$15.375	06-25-03

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SCHEDULE III

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common Stock	Clarita Kassin 21471 Highland Lakes Boulevard North Miami, FL 33179	246,275 shares	10.84%

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(1)

Reflects 21,244 shares held personally by Mrs. Kassin, 213,031 shares held by the Kassin Family Partnership Ltd., of which Mrs. Kassin controls 100% and 12,000 shares that may be acquired by Mrs. Kassin upon the exercise of stock options.

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FORM OF PROXY

THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF POINTE FINANCIAL CORPORATION BY CLARITA KASSIN FOR THE APRIL 29, 2004 ANNUAL MEETING OF SHAREHOLDERS OF POINTE FINANCIAL CORPORATION, AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

The undersigned holder of shares of common stock of Pointe Financial Corporation, a Florida corporation (“Pointe Financial”) hereby appoints Clarita Kassin as attorney and proxy for the undersigned, with full powers of substitution and revocation, to represent the undersigned and vote on behalf of the undersigned all shares of common stock of Pointe Financial that the undersigned is entitled to vote at the Annual Meeting of the Shareholders of Pointe Financial to be held at 10:00 a.m., Eastern Time on April 29, 2004 at the Boca Pointe Country Club, 7144 Boca Pointe Drive, Boca Raton, FL 33433, and any adjournments or postponements thereof. The undersigned hereby acknowledges receipt of the Proxy Statement of Clarita Kassin and instructs Mrs. Kassin, as the undersigned’s attorney and proxy, to vote the undersigned’s shares as indicated below. As proxy, Mrs. Kassin is authorized to vote in her discretion upon matters incident to the conduct of the Annual Meeting of Shareholders of Pointe Financial and upon matters of which Mrs. Kassin does not know, as of the date the Proxy Statement is mailed to shareholders, are to be presented at the Annual Meeting. The undersigned hereby revokes any proxy previously given.

Please complete, sign and date the reverse side of this proxy card and return it in the enclosed envelope.

There can be no assurance that James L. Horan will consent to serve with Clarita Kassin to a one-year term, if Proposal No. 1 and Proposal No. 2 are approved.

PLEASE MARK AN “X” IN THE APPROPRIATE BOX BELOW. MRS. KASSIN RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL NO. 1, “FOR” PROPOSAL NO.2, “AGAINST” PROPOSAL NO. 3, AND “FOR” PROPOSAL NO. 4.

Explanatory Note: To vote to amend Pointe Financial’s bylaws, place an “X” next to the word “FOR” in the space provided. To withhold authority to vote to amend Pointe Financial’s bylaws, place an “X” next to the word “WITHHOLD” in the space provided. To vote against the proposal to amend Pointe Financial’s bylaws, place an “X” next to the word “AGAINST” in the space provided.

PROPOSAL NO. 1.

THE AMENDMENT TO THE COMPANY’S BYLAWS WHICH WILL DECLASSIFY ITS BOARD OF DIRECTORS AND EMPOWER THE SHAREHOLDERS TO DETERMINE THE SIZE OF THE BOARD OF DIRECTORS

_____  FOR     _____  AGAINST     _____  WITHHOLD

PROPOSAL NO. 2

THE ELECTION OF DIRECTORS

CLARITA KASSIN   _____  FOR     _____  AGAINST     _____  WITHHOLD

JAMES L. HORAN   _____  FOR     _____  AGAINST     _____  WITHHOLD

PROPOSAL NO. 3

THE AMENDMENT TO THE 1998 INCENTIVE COMPENSATION AND STOCK AWARD PLAN

_____  FOR     _____  AGAINST     _____  WITHHOLD

PROPOSAL NO. 4

THE RATIFICATION OF HACKER, JOHNSON & SMITH PA AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2004

_____  FOR     _____  AGAINST     _____  WITHHOLD

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS SET FORTH ABOVE, THIS PROXY WILL BE VOTED 1) “FOR” THE AMENDMENT TO THE COMPANY’S BYLAWS TO DECLASSIFY THE BOARD OF DIRECTORS AND EMPOWER THE SHAREHOLDERS TO DETERMINE THE SIZE OF THE BOARD OF DIRECTORS AND 2) “FOR” THE ELECTION OF CLARITA KASSIN AND JAMES L. HORAN TO THE BOARD OF DIRECTORS; 3) “AGAINST” THE AMENDMENT TO THE 1998 INCENTIVE COMPENSATION AND STOCK AWARD PLAN, AND 4) “FOR” THE RATIFICATION OF THE APPOINTMENT OF HACKER, JOHNSON & SMITH PA AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2004.

THE APPROVAL OF PROPOSAL NO. 2 IS EXPRESSLY CONDITIONED UPON APPROVAL OF PROPOSAL NO. 1 SET FORTH ABOVE.

* * * * * * *

IN HER DISCRETION AS PROXY, MRS. KASSIN IS AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF, AS PROVIDED IN THE PROXY STATEMENT PROVIDED HEREWITH.

Please sign your name exactly as it appears hereon or on your proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full with the corporation name by the President and/or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

Dated:

(Signature)

(Signature, if jointly held)

Title:

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.